UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-53264

(Check One)

☑ Form 10-K

For period ended December 31, 2010

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I
REGISTRANT INFORMATION

 1ST FINANCIAL SERVICES CORPORATION
Full name of registrant

101 Jack Street
Address of principal executive office (Street and number)

Hendersonville, North Carolina 28792
City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be & filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Registrant could not complete the timely filing of its Annual Report on Form 10-K for the year ended December 31, 2010, due to a delay in obtaining and compiling information required to be included in the Registrant's Form 10-K, which delay could not be eliminated without unreasonable effort and expense.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Holly L. Schreiber	(828)	697-3100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Is it anticipated the earnings statements to be included in the subject report will disclose significantly lower losses for the year ended December 31, 2010, when compared with the earnings statements in the corresponding report for the prior year.  The anticipated reduction in losses for the year ended December 31, 2010, is due to the year-on-year reduction in the Registrant’s provision for loan losses.

A reasonable estimate of the results cannot be made at this time and until Management has completed its analysis of loan charge-offs that occurred in the normal course of business during the first quarter of 2011 and determined whether these charge-offs should be provided for as of December 31, 2010.

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1ST FINANCIAL SERVICES CORPORATION

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By:	/s/ Holly L. Schreiber
Holly L. Schreiber
Executive Vice President &
Chief Financial Officer

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